[redacted]

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ______ to ______

Commission file number 1-5325

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huffy Corporation Savings Plan for Hourly-Rate Employees
of the Huffy Sporting Goods Division
225 Byers Road
Miamisburg, Ohio 45342

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huffy Corporation
225 Byers Road
Miamisburg, Ohio 45342

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Huffy Corporation Savings Plan for Hourly-Rate Employees of the Huffy Sporting Goods Division
(Name of Plan)

DATE July 14, 2004

Robert W. Lafferty
Huffy Corporation Savings Plan
Retirement Committee Member

** Pursuant to the General Instructions of Form 11-K, the Financial Statements and Schedules are being provided in a paper filing under cover of Form SE.

THE HUFFY CORPORATION SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES OF HUFFY SPORTING GOODS DIVISION

Financial Statements and Schedules

December 31, 2003, 2002, and 2001

(With Report of Independent Registered Public Accounting Firm Thereon)

THE HUFFY CORPORATION SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES OF HUFFY SPORTING GOODS DIVISION

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits – December 31, 2003, 2002, and 2001	2
Statements of Changes in Net Assets Available for Benefits –Years ended December 31, 2003, 2002, and 2001	3
Notes to Financial Statements	4
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2003	9
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2002	10
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2001	11
Schedule H, Line 4j – Schedule of Reportable Transactions – December 31, 2003	12
Schedule H, Line 4j – Schedule of Reportable Transactions – December 31, 2002	13
Schedule H, Line 4j – Schedule of Reportable Transactions – December 31, 2001	14

Clark, Schaefer, Hackett & Co.
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Report of Independent Registered Public Accounting Firm

Corporate Benefits Advisory Committee
Huffy Corporation Savings Plan for
Hourly-Rate Employees of Huffy Sporting Goods Division
Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of the Huffy Corporation Savings Plan for Hourly-Rate Employees of Huffy Sporting Goods Division (the "Plan"), as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audit. The statements of net assets available for benefits of the Huffy Corporation Savings Plan for Hourly-Rate Employees of Huffy Sporting Goods Division as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended were audited by other auditors whose report dated June 25, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions for the year ended December 31, 2003 are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's administrator. The supplemental schedules for the years ended December 31, 2002 and 2001 were audited by other auditors. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Dayton, Ohio
June 30, 2004

40 North Main St., Suite 800, Kettering Tower, Dayton, OH 45423, 937/226-0070, FAX 937/226-1626

HUFFY CORPORATION SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES OF HUFFY SPORTING GOODS DIVISION

Statements of Net Assets Available for Benefits

December 31, 2003, 2002, and 2001

		2003	2002	2001
Assets:				
Investments, at fair value (note 3):				
Mutual funds	$	292,322	186,504	146,038
Securities of participating employer		43,690	38,835	30,742
Participant loans		23,338	15,299	9,568
Total investments		359,350	240,638	186,348
Receivables:				
Employer's contribution		451	3,125	2,594
Participants' contributions		1,814	1,108	5,460
Total receivables		2,265	4,233	8,054
Total assets		361,615	244,871	194,402
Liabilities:				
Accrued administrative expenses		11,556	11,500	12,804
Net assets available for benefits	$	350,059	233,371	181,598

See accompanying notes to financial statements.

HUFFY CORPORATION SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES OF HUFFY SPORTING GOODS DIVISION

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003, 2002, and 2001

		2003	2002	2,001
Investment income (loss):				
Net appreciation (depreciation) in fair value of investments	$	42,332	(31,557)	(18,731)
Interest and dividends		3,540	4,505	4,031
Total investment income (loss)		45,872	(27,052)	(14,700)
Contributions:				
Employer		14,847	15,916	14,876
Participants		62,478	69,784	63,713
Total contributions		77,325	85,700	78,589
		123,197	58,648	63,889
Benefits paid to participants		4,528	6,013	20,389
Administrative expenses		1,981	862	1,943
		6,509	6,875	22,332
Net increase		116,688	51,773	41,557
Net assets available for benefits:				
Beginning of year		233,371	181,598	140,041
End of year	$	350,059	233,371	181,598

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Huffy Corporation Savings Plan for Hourly-Rate Employees of Huffy Sporting Goods Division provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Huffy Sporting Goods Division (the Company), a division of Huffy Corporation (Plan Sponsor). Employees who are members of the District No. 10 of the International Association of Machinists and Aerospace Workers (the Union), and who are employed for 80 days of service (90 days of service prior to July 1, 2001), and have attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company has a Trust Agreement with Reliance Trust Company regarding the operation and management of the trust fund. The plan participants are offered ten mutual fund investment options with varying degrees of risk and an option to invest in the Huffy Corporation Common Stock Fund. The eleven investment options available under the Plan are listed below:

- Huffy Corporation Common Stock Fund – Funds are invested in common stock of Huffy Corporation. The fund also holds a limited amount of cash equivalents.
- American EuroPacific Growth Fund – Funds are managed for capital growth, primarily through investment in securities of issuers domiciled outside the United States.
- MFS Fixed Fund – Funds are managed for capital preservation with a relatively predictable annual return through investment in guaranteed investment contracts.
- MFS Bond Fund – Funds are managed for a high level of current income and to protect shareholders' capital through investment in corporate and governmental debt securities.
- American Balanced Fund – Funds are managed for a balance of capital growth, current income and conservation of capital through investment in a well-diversified portfolio comprised of both stocks and bonds.
- Barclays Global Investors S&P 500 Stock Fund (replaced Vanguard 500 Index Fund effective December 11, 2001) – Funds are invested in the Standard & Poor's 500, which emphasizes stocks of large U.S. companies.
- Massachusetts Investors Trust – Funds are managed for long-term capital growth and current income through investment in income-producing equity securities.
- PIMCO Total Return Fund (replaced Vanguard Inter-Term Bond Index Fund effective December 11, 2001) – Funds seek total return consistent with preservation of capital.

- MFS Mid-Cap Growth Fund (replaced MFS Emerging Growth Fund effective December 11, 2001) – Funds are managed for long-term capital growth through investment in common stocks of companies with medium market capitalization.
- Franklin Balance Sheet Fund (replaced Franklin Small Cap Growth Fund effective December 11, 2001) – Funds seek total return through investment in equity securities judged to be undervalued.
- MFS Value Fund – Funds are managed for capital appreciation and income through investment securities exceeding the return of the Standard & Poor's 500.

(b) ***Contributions***

A participant may defer up to 10% of eligible compensation, not to exceed the limits established by the Internal Revenue Code of 1986 (the Code). The Plan also permits voluntary employee contributions of up to 16% of eligible compensation for the year, less voluntary participant contributions to other qualified plans adopted by the Company or its affiliate, provided that the total contributions made does not exceed 16% of eligible compensation for the year.

Effective July 1, 2003, the Company's matching contribution is equal to 33.3% of the first 6% of before-tax compensation contributed by each participant. From July 1, 2001 to June 30, 2003, the Company's matching contribution was equal to 33.3% of the first 4% of before-tax compensation contributed by each participant. Prior to July 1, 2001, the Company's matching contribution wa equal to 33.3% of the first 3% of before-tax compensation contributed by each participant. The Plan Sponsor may make discretionary contributions allocated to each participant's account proportionally as determined by the plan administrator.

The Company's matching contribution is made 50% in cash and 50% in the Company's common stock. Participants are restricted from redirecting the match provided for in the Company's common stock until the earlier of the participant's tenth anniversary of service or age 50.

Subsequent to December 31, 2003, the Company amended the matching contribution such that there is no longer a matching cash contribution. At the same time the Company removed the restriction from redirecting the match provided for in the Company's common stock.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's allocation of the net Plan earnings, and charged with an allocation of administrative expenses.

Investment income is reinvested in the same fund in which it was earned. Net Plan earnings are allocated to each participant's account, on a daily basis, based upon the earnings (or losses) of the particular fund or funds in which the participant's account is invested.

(d) ***Vesting***

Participants are immediately vested in their contributions, plus actual earnings thereon and, upon attainment of age 65, death, disability, retirement or termination of the Plan, are 100% vested in employer contributions. Generally, employer contributions vest over a five year calendar period in increments of 20% per year, beginning with the date of hire (prior to July 1, 2001, participants began vesting on the date of enrollment in the Plan).

(e) ***Benefit Payments***

Benefits under the Plan are distributable upon death, disability, retirement, or termination of employment. Upon approval by the Plan administrator, participants may also make withdrawals of voluntary non-deferred employee contributions.

(f) ***Loans***

All loans bear interest at 1% over the prime rate on the effective date of the loan and the interest rate is fixed for the entire repayment period.

(g) ***Forfeitures***

Forfeited nonvested accounts of participants who terminate employment are held in an account, which is included in the MFS Fixed Fund. Forfeitures may be used at the Plan Sponsor's discretion to either reduce employer contributions or administrative expenses. Effective January 1, 2003, forfeited nonvested accounts of participants who terminate employment will be first applied to the employer matching contribution, and then to administrative expenses and trust fees. Any remaining forfeitures will be allocated to participant accounts in accordance with Plan provisions.

(2) Summary of Significant Accounting Policies

(a) ***Basis of Presentation***

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting assuming the Plan Sponsor will continue as a going concern. In February 2004, the Plan Sponsor announced implementation of a plan to improve its working capital and cash flow. In April 2004, the Plan Sponsor announced it had retained Lazard Freres & Co. LLC to advise the Company of financing and strategic alternatives, including the sale of the Company or of product segments within the Company. While the assets of the Plan are subject to normal market risk they are held in trust and are not subject to the creditors of the Plan Sponsor should the Company not continue in its current configuration. The financial statements and supplemental schedules do not include any adjustments that might result from the outcome of this uncertainty.

(b) ***Investments***

Participants' loans are recorded at the unpaid principal balances of the individual loans which approximate fair value. All other investments are recorded at fair value based on quoted market prices from published sources. Purchases and sales of investments are recorded on a trade-date basis.

(Continued)

(c) Administrative Expenses

Trustee fees and other expenses are paid by the Plan.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

(3) Investments

Reliance Trust Company, as trustee, is responsible for the operation and management of the trust fund. Massachusetts Financial Services, Inc. (MFS) invests all contributions in the various investment fund options as directed by the individual participants.

At December 31, 2003, 2002, and 2001, the following investments were in excess of 5% of net assets available for benefits:

		2003	2002	2001
Mutual Funds:				
MFS Fixed Fund	$	23,402	21,004	13,847
American Balanced Fund		58,981	37,689	29,061
Massachusetts Investors Trust		50,120	31,603	27,341
MFS Mid-Cap Growth Fund		28,144	14,509	16,126
Barclays Global Investors S&P 500 Stock Fund		63,979	38,058	31,087
MFS Bond Fund		30,825	23,021	16,025
American EuroPacific Growth Fund		19,309	9,920	5,466
Securities of participating employer – Huffy Corporation Stock Fund		43,690	38,835	30,742
Participant loans		23,338	15,299	9,568

During 2003, 2002, and 2001, Plan investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

		Year ended December 31,		
		2003	2002	2001
Securities of participating employer	$	(5,799)	(2,579)	(2,255)
Mutual funds		48,131	(28,978)	(16,476)
Net change in fair value	$	42,332	(31,557)	(18,731)

(Continued)

(4) Non-participant Directed Investments

Information about the assets and significant components of the changes in assets relating to the non-participant directed investments is as follows:

		2003	2002	2001
Net assets:				
Securities of participating employer	$	43,690	38,835	30,742
Mutual funds		23,402	21,004	13,847
Change in net assets:				
Net appreciation (depreciation)		(6,025)	(2,579)	(2,255)
Benefits paid		(1,492)	(3,457)	(1,424)
Employer's contribution		8,552	8,876	7,797
Participants' contribution		5,552	14,943	11,421

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan pursuant to the collective bargaining agreement with the Union and subject to the provisions of ERISA. If the Plan is terminated, all non-vested participants will become fully vested and all remaining net assets will be distributed to participants.

(6) Federal Income Taxes

The IRS issued a determination letter on September 4, 2002, which stated that the Plan and its underlying trust qualified under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and therefore were exempt from Federal income taxes.

HUFFY CORPORATION SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES OF HUFFY SPORTING GOODS DIVISION

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issuer, borrower, lessor, or similar party	Description of investment		Fair value
Securities of participating employer:			
* Huffy Corporation Common Stock Fund	9322 units of fund at cost of $6.23 per unit	$	43,690
Mutual funds:			
Barclays Global Investors S&P 500 Stock Fund	475 units of fund		63,979
American Balanced Fund	3,411 units of fund		58,981
* Massachusetts Investors Trust	3,209 units of fund		50,120
* MFS Bond Fund	2,353 units of fund		30,825
* MFS Fixed Fund	23,402 units of fund at cost of $1 per unit		23,402
* MFS Mid-Cap Growth Fund	3,604 units of fund		28,144
American EuroPacific Growth Fund	639 units of fund		19,309
Franklin Balance Sheet Fund	332 units of fund		15,775
PIMCO Total Return Fund	124 units of fund		1,324
* MFS Value Fund	23 units of fund		465
Total mutual funds			292,322
Participant loans:			
* Various plan participants	13 loans to participants (interest rates from 5.00% to 9.50%)		23,338
		$	359,350

* Denotes party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule 2

HUFFY CORPORATION SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES OF HUFFY SPORTING GOODS DIVISION

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of issuer, borrower, lessor, or similar party	Description of investment		Fair value
Securities of participating employer:			
* Huffy Corporation Common Stock Fund	7,293 units of fund at cost of $6.45 per unit	$	38,835
Mutual funds:			
Barclays Global Investors S&P 500 Stock Fund	357 units of fund		38,058
American Balanced Fund	2,614 units of fund		37,689
* Massachusetts Investors Trust	2,456 units of fund		31,603
* MFS Bond Fund	1,820 units of fund		23,021
* MFS Fixed Fund	21,004 units of fund at cost of $1 per unit		21,004
* MFS Mid-Cap Growth Fund	2,563 units of fund		14,509
American EuroPacific Growth Fund	432 units of fund		9,920
Franklin Balance Sheet Fund	258 units of fund		9,589
PIMCO Total Return Fund	74 units of fund		790
* MFS Value Fund	19 units of fund		321
Total mutual funds			186,504
Participant loans:			
* Various plan participants	15 loans to participants (interest rates from 5.75% to 9.75%)		15,299
		$	240,638

* Denotes party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule 3

HUFFY CORPORATION SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES OF HUFFY SPORTING GOODS DIVISION

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of issuer, borrower, lessor, or similar party	Description of investment	Fair value
Securities of participating employer:		
* Huffy Corporation Common Stock Fund	5,422 units of fund at cost of $6.56 per unit	$ 30,742
Mutual funds:		
Barclays Global Investors S&P 500 Stock Fund	1,786 units of fund	31,087
American Balanced Fund	1,834 units of fund	29,061
* Massachusetts Investors Trust	1,649 units of fund	27,341
* MFS Bond Fund	1,293 units of fund	16,025
* MFS Fixed Fund	13,847 units of fund at cost of $1 per unit	13,847
* MFS Mid-Cap Growth Fund	1,471 units of fund	16,126
American EuroPacific Growth Fund	203 units of fund	5,466
Franklin Balance Sheet	172 units of fund	6,900
PIMCO Total Return Fund	14 units of fund	148
* MFS Value Fund	2 units of fund	37
Total mutual funds		146,038
* Various plan participants	9 loans to participants (interest rates from 9.00% to 9.75%)	9,568
		$ 186,348

* Denotes party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

HUFFY CORPORATION SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES OF HUFFY SPORTING GOODS DIVISION

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2003

Identity of party involved	Description of investment	Purchase price	Selling price	Cost of asset sold	Net gain
* Huffy Corporation Common Stock Fund	Units of fund	$ 10,166	$ 2,967	$ 2,927	$ 40

* Denotes party-in-interest

See accompanying Report of Independent Public Accounting Firm.

HUFFY CORPORATION SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES OF HUFFY SPORTING GOODS DIVISION

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2002

Identity of party involved	Description of investment	Purchase price	Selling price	Cost of asset sold	Net gain
* Huffy Corporation Common Stock Fund	Units of fund	$ 12,416	$ 3,352	$ 3,244	$ 108

* Denotes party-in-interest

See accompanying Report of Independent Public Accounting Firm.

Schedule 6

HUFFY CORPORATION SAVINGS PLAN FOR HOURLY-RATE EMPLOYEES OF HUFFY SPORTING GOODS DIVISION

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2001

Identity of party involved	Description of investment	Purchase price	Selling price	Cost of asset sold	Net loss
* Huffy Corporation Common Stock Fund	Units of fund	$ 30,615	$ 20,509	$ 21,579	$ (1,070)

* Denotes party-in-interest

See accompanying Report of Independent Public Accounting Report.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-44571) pertaining to The Huffy Corporation Savings Plan for Hourly-Rated Employees of Huffy Sporting Goods Division of our report dated June 30, 2004 with respect to the financial statements and schedules of The Huffy Corporation Savings Plan for Hourly-Rated Employees of Huffy Sporting Goods Division included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Clark, Schaefer, Hackett & Co.

June 30, 2004
Dayton, Ohio